UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.
Commission File Number:      000-19480
Per-Se Technologies, Inc.

(Exact name of registrant as specified in its charter)
1145 Sanctuary Parkway
Suite 200
Alpharetta, Georgia 30004
(770) 237-4300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.01 per share; Preferred Stock repurchase rights

(Title of each class of securities covered by this Form)
N/A

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒
     Approximate number of holders of record as of the certification or notice date: 1
     Effective January 26, 2007, Packet Merger Sub Inc., a Delaware corporation, was merged with and into Per-Se Technologies, Inc., a Delaware corporation.
     Pursuant to the requirements of the Securities Exchange Act of 1934, Per-Se Technologies, Inc. has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

PER-SE TECHNOLOGIES, INC.

Date: January 26, 2007	By: /s/ STEPHEN M. SCHEPPMANN Stephen M. Scheppmann Executive Vice President and Chief Financial Officer